

September 16, 2011

<u>Via Email</u>
Barry Welch
President and Chief Executive Officer
Atlantic Power Corporation
200 Clarendon Street, Floor 25
Boston, MA 02116

   Re: Atlantic Power Corporation
     Preliminary Proxy Statement on Schedule 14A
     Filed September 9, 2011
     File No. 001-34691

Dear Mr. Welch:

   We have reviewed your revised proxy statement and related correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Opinions of Atlantic Power's Financial Advisors, page 58</u>

1. We reissue, in part, comment 6 of our letter dated August 19, 2011. We note that TD Securities has not deleted or revised the identified language in the fairness opinion because it "would be tantamount to rewriting the terms of the Company's engagement of TD Securities." Because the identified opinion language implies a limitation on reliance by shareholders and is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Please note, we do not object if the opinion states only that it does not constitute a recommendation to any stockholder. Alternatively, disclose the basis for TD Securities' belief that shareholders cannot rely upon the opinion to support any claims against TD Securities arising under applicable state law (e.g., the inclusion of an express disclaimer in TD Securities' engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that

resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to TD Securities would have no effect on the rights and responsibilities of either TD Securities or the board of directors under the federal securities laws.

2. We note your response to comment 7 of our letter dated August 19, 2011. Please also quantify the fees paid to TD Securities and Morgan Stanley and/or their respective affiliates in connection with investment and commercial banking advice and services to the company over the past two years. See Item 1015(b)(4) of Regulation M-A.

Annex J – Form of Proxy of Atlantic Power

3. Please revise the proxy card to include a separate vote for the adjournment or postponement of the meeting.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Yoel Kranz
        Goodwin Proctor LLP
        Via Email